Commtouch Reports Fourth Quarter and Full Year 2007 Results
Quarterly Operating Cash Flow Reaches $2 million

Sunnyvale, Calif. - February 12, 2008 - Commtouch® (NASDAQ: CTCH), a leading email defense technology provider, today announced its fourth quarter and full year results for the period ending December 31, 2007.

Fourth Quarter and Full Year 2007 Financial Highlights:

•
Revenues for the fourth quarter of 2007 increased by 50% to $3,298 thousand compared to $2,197 thousand in the fourth quarter of 2006. Revenues for the full year of 2007 increased by 56% to $11,250 thousand compared to $7,234 thousand as recorded in the full year 2006 period.

•
Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) for the fourth quarter of 2007 was $720 thousand compared to net income of $153 thousand in the fourth quarter of last year, a 471% increase. For the full year of 2007, US GAAP net income was $2,109 thousand, as compared with a loss of $190 thousand in the full year 2006 period.

•
Non-GAAP net income for the fourth quarter of 2007, excluding $281 thousand of stock-based compensation expenses in connection with the Company's adoption of Financial Accounting Standards No. 123R, was $1,001 thousand compared to a net income of $448 thousand in the fourth quarter of 2006. For the full year of 2007, non-GAAP net income was $3,124 thousand as compared with net income of $600 thousand in the full 2006 year period.

•	Deferred Revenues (long-term and short-term) as of December 31, 2007 amounted to $3,435 thousand, an increase of 33% over deferred revenues as of December 31, 2006.

•
Operating cash flow in the fourth quarter of 2007 was $1,975 thousand, compared to $501 thousand in the fourth quarter of 2006. In the full year of 2007, operating cash flow was $4,115 thousand, as compared with operating cash flow of $1,356 thousand in the full 2006 year period.

•
Cash, short term cash deposits and marketable securities as of December 31, 2007 amounted to $14,407 thousand, compared to $10,004 thousand as of December 31, 2006. The increase is due to the above-mentioned positive operating cash flow and receipt of proceeds from the exercise of warrants and options, in the amount of $1,663 thousand.

Business Highlights
•
The Company signed seven new OEM licensing agreements during the fourth quarter of 2007 and 35 in total for 2007, including leading companies such as Check Point Software and Panda Security. The Company’s global OEM partner count was 88 as of December 31, 2007.

•	OEM partners in Asia-Pacific more than doubled to a total of 22.
•	The four-year OEM partner retention rate at the end of 2007 was well over 90%.
•
The Company launched its GlobalView™ Mail Reputation Service product, which has already proven a success. This enhanced reputation service is expected to assist both the Company and its partners with penetration into new target markets, including further growth in the service provider market.

•	The Company, in line with its announced strategy, began investing in developing new offerings in the field of web security.
•	The Company successfully completed a round of personnel recruitment, including several new members of management.
•	The Company made a $750 thousand investment in Mirapoint, a secure messaging vendor and an OEM licensee, as part of Mirapoint's larger financing round in the fourth quarter of 2007.

"2007 was a fantastic year, and not simply due to the positive financial results," said Gideon Mantel, chief executive officer and chairman of the board of Commtouch. "We have put together all of the building blocks for continued success: we are a fast growing, profitable company, cash flow positive, and with a strong balance sheet. We also have a highly scalable technology infrastructure and globally distributed base of OEM partners. This unique combination will be the basis for our future growth."

Future Business Outlook

Based on current business activities and general economic conditions, Commtouch's management believes that 2008 revenues will be in the range of $15 million to $16 million, representing an annual growth rate of between 33% and 42% over 2007. In line with the company’s strategy, it expects overall annual non-GAAP earnings in the range of 16 to 19 cents per diluted share. In 2008, management intends to increase R&D expenditures at a higher rate than usual to support the development of new products. Other operating expenses are expected to increase more modestly at the usual year-over-year rates.

Based on the Company’s past experience, quarterly growth rates will likely fluctuate from quarter to quarter based on seasonality and specific customer launch dates. Traditionally, the second half of the year is seasonally stronger from a revenue standpoint than the first half.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Commtouch’s non-GAAP net income differs from results reported under U.S. GAAP due to non-cash items; since it is too early to determine the impact of stock-based compensation expense for the rest of the 2008 year, Commtouch is not providing guidance on GAAP net income. Stock-based compensation expense has a negative impact on net income.

This press release includes financial measures for net income (loss), basic and diluted earnings per share that exclude stock-based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income or loss and earnings or loss per share and to compare it with historical net income or loss and earnings or loss per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call

The company has scheduled a conference call later today, Tuesday, February 12, 2008 at 10 a.m. EST.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:

U.S.: 1-888-407-2553;
UK: 0-800-917-9141;
ISRAEL: 03-918-0688;
INTERNATIONAL: +972-3-918-0688

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at: http://www.commtouch.com/ir.

About Commtouch

Commtouch Software Ltd. (NASDAQ: CTCH) is dedicated to protecting and preserving the integrity of the world's most important communications tool -- e-mail. Commtouch has over 17 years of experience developing messaging software and is a global developer and provider of proprietary anti-spam, Zero-Hour virus protection and GlobalView™ Reputation Service solutions. Using core technologies including RPD (Recurrent Pattern Detection™), the Commtouch Detection Center analyzes billions of email messages per week to identify new spam and malware outbreaks within minutes of their introduction into the Internet. Integrated by scores of OEM partners, Commtouch technology protects thousands of organizations, with hundreds of millions of users in over 100 countries. Commtouch is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif. For more information, see: http://www.commtouch.com. The site includes the Commtouch online lab detailing spam statistics and charts.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact Ron Ela Chief Financial Officer Tel: (US) 650-864-2291 (int’l) +972-9-8636813 ron.ela@commtouch.com	Investor Relations Contact Ehud Helft / Kenny Green GK Investor Relations Tel: (US) 1 646 201 9246 (Israel) 03 607 4717 info@gkir.com

** Tables to Follow **

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31	December 31
	2007	2006
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$10,807	$8,004
Short term cash deposit	1,600	-
Marketable securities	2,000	2,000
Trade receivables	1,110	570
Prepaid expenses and other accounts receivable	303	196
Total current assets	15,820	10,770

Long-term lease deposits	33	13
Severance pay fund	821	607
Property and equipment, net	786	609
Investment in affiliate	750	-
Total assets	18,210	11,999

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	335	344
Employees and payroll accruals	746	503
Accrued expenses and other liabilities	415	379
Short-term deferred revenue	2,534	2,032
Total current liabilities	4,030	3,258

Long-term deferred revenue	901	542
Accrued severance pay	931	706
Total liabilities	1,832	1,248

Shareholders’ equity	12,348	7,493
Total liabilities and shareholders’ equity	$18,210	$11,999

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In US$ thousands, except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2007	2006	2007	2006
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$3,298	$2,197	$11,250	$7,234

Cost of revenues	422	255	1,411	901

Gross profit	2,876	1,942	9,839	6,333

Operating expenses:

Research and development	633	512	2,187	1,763

Sales and marketing	943	727	3,453	2,686

General and administrative	681	632	2,589	2,299

Total operating expenses	2,257	1,871	8,229	6,748

Operating profit (loss)	619	71	1,610	(415)

Interest and other expense, net	129	82	527	274

Equity - loss of affiliate	-	-	-	(49)

Income (loss) before taxes	748	153	2,137	(190)

Taxes on income	28	-	28	-

Net income (loss) attributable to ordinary and equivalently participating shareholders
	$720	$153	2,109	($190)

Earning (loss) per share- basic	$0.03	$0.01	$0.08	($0.01)

Earning (loss) per share- diluted	$0.03	$0.01	$0.08	($0.01)

Weighted average number of shares outstanding:
Basic	25,185	23,809	24,847	22,113

Diluted	27,980	25,416	27,591	22,113

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP
(In US$ thousands)

	Three months ended
	December 31

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2007	Adjustments	2007	2006	Adjustments	2006
	Unaudited

Revenues	$3,298		$3,298	$2,197		$2,197

Cost of revenues	422	10	412	255	6	249

Gross profit	2,876	(10)	2,886	1,942	(6)	1,948

Operating expenses:

Research and development	633	61	572	512	73	439

Sales and marketing	943	61	882	727	36	691

General and administrative	681	149	532	632	180	452

Total operating expenses	2,257	271	1,986	1,871	289	1,582

Operating profit	619	281	900	71	295	366

Interest and other expense, net	129		129	82		82

Income before taxes	748		1,029	153		448

Taxes on income	28		28	-		-

Net income	$720		$1,001	$153		$448

Earning per share- basic	$0.03		$0.04	$0.01		$0.02

Earning per share- diluted	$0.03		$0.04	$0.01		$0.02

Weighted average number of shares outstanding:
Basic	25,185		25,185	23,809		23,809

Diluted	27,980		27,980	25,416		25,416

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP

(In US$ thousands)

	Twelve months ended
	December 31

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2007	Adjustments	2007	2006	Adjustments	2006
	Unaudited

Revenues	$11,250		$11,250	$7,234		$7,234

Cost of revenues	1,411	31	1,380	901	15	886

Gross profit	9,839	(31)	9,870	6,333	(15)	6,348

Operating expenses:

Research and development	2,187	246	1,941	1,763	196	1,567

Sales and marketing	3,453	194	3,259	2,686	96	2,590

General and administrative	2,589	544	2,045	2,299	483	1,816

Total operating expenses	8,229	984	7,245	6,748	775	5,973

Operating profit (loss)	1,610	1,015	2,625	(415)	790	375

Interest and other expense, net	527		527	274		274

Equity - loss of affiliate	-		-	(49)		(49)

Income (loss) before taxes	2,137		3,152	(190)		600

Taxes on income	28		28	-		-

Net income (loss)	$2,109		$3,124	($190)		$600

Earning (loss) per share- basic	$0.08		$0.13	($0.01)		$0.03

Earning (loss) per share- diluted	$0.08		$0.11	($0.01)		$0.03

Weighted average number of shares outstanding:
Basic	24,847		24,847	22,113		22,113

Diluted	27,591		27,591	22,113		22,113

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA
(In US$ thousands)

	Three months ended		Twelve months ended
	December 31		December 31
	2007	2006	2007	2006
Cash flow from operating activities	Unaudited	Unaudited	Unaudited	Unaudited

Net income (loss)	$720	$153	$2,109	($190)

Adjustments:
Depreciation	117	66	397	209
Compensations related to options issued to employees and consultants	300	337	1,083	945
Equity in losses of affiliate	-	-	-	49

Changes in assets and liabilities:
Decrease (increase) in trade receivables	117	(112)	(540)	(215)
Increase in prepaid expenses and other receivables	(159)	(9)	(107)	(28)
Increase (decrease) in accounts payable	19	(24)	24	(40)
Increase (decrease) in employees and payroll accruals, accrued expenses and other liabilities	184	107	279	(25)
Increase (decrease) in deferred revenues	664	(14)	861	655
Increase in accrued severance pay, net	13	8	11	8
Other	-	(11)	(2)	(12)
Net cash provided by operating activities	1,975	501	4,115	1,356

Cash from investing activities

Change in short term cash deposit	-	-	(1,600)	-
Purchase of marketable securities	500	-	-	500
(Increase) decrease in long - term lease deposits	(3)	3	(20)	5
Proceeds from sale of Fixed Assets	-	-	2	-
Investment in affiliate	(750)	-	(750)	-
Purchase of property and equipment	(140)	(112)	(607)	(380)
Net cash (used in) provided by investing activities	(393)	(109)	(2,975)	125

Cash flows from financing activities

Proceeds from options and warrants exercises	277	553	1,663	2,537
Net cash provided by financing activities	277	553	1,663	2,537

Increase in cash and cash equivalents	1,859	945	2,803	4,018
Cash and cash equivalents at the beginning of the period	8,948	7,059	8,004	3,986
Cash and cash equivalents at the end of the period	$10,807	$8,004	$10,807	$8,004